FOR IMMEDIATE RELEASE

[Graphic omitted] Braskem



                          Braskem Announces Stock Split


Sao Paulo, September 25, 2003 --- BRASKEM S.A. (NYSE: BAK; BOVESPA: BRKM5) today announced that its Board of Directors has endorsed a proposal for a stock split,
which  will  be  presented  for   shareholder   approval  at  an   extraordinary
Shareholders' Meeting to be held on October 20, 2003.

The proposal involves splitting each of the Company's common and preferred class
A and class B shares using a ratio of 20 shares for every share held as of the date of the above-mentioned Shareholders' Meeting. If the proposal is approved, the Company's ratio of underlying shares to ADRs traded on the New York Stock
Exchange would consequently increase from 50:1 (50 preferred class A shares for each Braskem ADR) to 1,000:1 (1,000 preferred class A shares for each ADR).

The proposed stock split is intended to contribute to further expanding and diversifying Braskem's shareholder base, and thereby improving the liquidity of Braskem's shares traded on the Sao Paulo Stock Exchange (BOVESPA).

The Company  believes that the results of the proposed stock split will include:
(a) a lower execution cost for round-lot trades of Braskem's shares,  permitting share ownership by a potentially larger investor base,  particularly  individual investors;  (b) a lower share price that is closer to the average share price of companies  that  currently  make up the BOVESPA's  IBOVESPA  index;  and (c) the alignment of the number of shares representing one ADR with the number of shares in one  round-lot  of  shares  available  for  trading  on the Sao  Paulo  Stock
Exchange.   The  proposed  stock  split  will  not  alter  the  number  of  ADRs outstanding.

The new shares issued as a result of the stock split will have the same rights as existing outstanding shares of the same class.

Paul Altit, Braskem's Chief Financial Officer, remarked, "We are pleased with the Board's decision to present the stock split proposal for shareholder approval. We believe that the implementation of this proposal will result in greater liquidity for current shareholders as well as attract new shareholders to the Company, particularly individual investors. We see significant growth potential for the plastics segment in our regional market, and we are committed to attracting investors to participate in the Company's growth opportunities."

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Braskem  is a  world-class  Brazilian  company,  a leader in the  thermoplastics segment in Latin America and among the five largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has a yearly production of approximately 5.0 million tons of petrochemical products.

This press release includes certain forward-looking statements that are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to many risks, uncertainties and factors relating to the operating and business environments of Braskem and its subsidiaries that may cause the actual results of these companies to differ from any future results expressed or implied in such forward-looking statements.

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CONTACTS:

Jose Marcos Treiger                      Luiz Henrique Valverde                 Vasco Barcellos
Investor Relations Officer               Investor Relations Manager             Investor Relations Manager
jm.treiger@braskem.com.br                (5511) 3443-9744                       (5511) 3443-9178
                                         luiz.valverde@braskem.com.br           vasco.barcellos@braskem.com.br


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